Note 1- **Nature of Business**

Trade Informatics LLC (The "Company"), a limited liability company, is a New York company formed in 2007 for the purpose of conducting business as a broker-dealer in securities. It is registered with the Securities & Exchange Commission (the "SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2- **Summary of Significant Accounting Policies**

a) *Revenue Recognition*
Securities transactions and commission income (and the recognition of related income and expenses) are recorded on a trade date basis. The Company receives revenue related to licensing and consulting agreements with certain clients. The Company recognizes such revenue over the term of agreement. Such revenue is included in "Other Income" on the Statement of Operations.

b) *Cash and Cash Equivalents*
For the purpose of the statement of cash flows, the Company considers money market funds maintained with banks and brokers to be cash and cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

c) *Income Taxes*
Income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of Company earnings for federal and state income tax purposes.

d) *Depreciation and Amortization*
Depreciation of furniture and fixtures is computed on the straight-line method using estimated useful lives of three to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Intangible assets are amortized over a period ranging from 1 to 15 years depending on their expected life.

e) *Use of Estimates*
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 2-   **Summary of Significant Accounting Policies (continued)**

f)   ***Subsequent Events***

The Company has evaluated subsequent events and transactions through the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

g)   ***Fair Value Measurements***

The Company carries its investments at fair value. ASC 820, Fair Value Measurements and Disclosure, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant inputs are observable in active markets.

Level 3 - Fair values derived from inputs which are not observable in markets.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as at December 31, 2016:

		Fair Value Measurements Using		
	Total	Quoted Price in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Equities	$ -0-	$-0-	$-0-	$-0-

Note 3-   **Securities Owned – At Market Value**

Securities owned at quoted market values at December 31, 2016, are summarized as follows:

Equity	$-0-
	$-0-

Note 4- **Property, Equipment, Leasehold Improvements, Intangibles**

Property, equipment, leasehold improvements and intangible assets consist of the following as of December 31, 2016:

Furniture, fixtures and office equipment	$1,110,669
Computer equipment	$319,814
Leasehold improvements	$196,579
Intangible Assets	$5,665,000
Less accumulated depreciation and amortization	$(3,367,544)
	$3,924,518

Note 5- **Due to Customers**

The Company, under Section 28(e) of the Securities and Exchange Act of 1934, has entered into agreements with various customers to provide them with execution related services, brokerage services, and research products and services that provide lawful and appropriate assistance to carry out their investment decision making. Under the agreement, the Company uses a portion of the commissions charged to provide these services. The excess commissions charged over such services provided, and included in "accounts payable and accrued expenses" amounted to $703,573 at December 31, 2016.

Note 6- **Commitments and Contingencies**

Office Lease

The Company leases two premises, its main office and one satellite office. The main lease expires February 29, 2020. The second lease expires February 13, 2020. The main lease is subject to escalations for increases in utilities and other operating expenses. At December 31, 2016, the minimum rental commitments, before escalations, under the remainder of the leases are as follows:

Year	Amount
2017	$254,331
2018	$256,213
2019	$256,371
2020	$35,964

Note 7- **Profit Sharing Plan**

The Company maintains a defined contribution plan covering substantially all employees. The Company may contribute annually at the discretion of management. The Company's maximum contribution would be 5% of the eligible compensation. For the year ended December 31, 2016, the Company's liability to the plan was $-0-.

Note 8- **Liabilities Subordinated to Claims of General Creditors**

Subordinated liabilities consist of a cash subordinated loan as evidenced by a subordinated loan agreement approved by FINRA. The note matures on April 8, 2019 and bears interest at 10%. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements it may not be repaid in advance of maturity.

Note 9- **Financial Instruments with Off-Balance Sheet Credit Risk**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 10- **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2016, the Company had net capital of $1,908,676, which was $1,658,677 in excess of its required net capital of $250,000. The Company's net capital ratio was 101%.

A copy of the Company's Statement of Financial Condition as of December 31, 2016, pursuant to SEC Rule 17a-5 is available for examination at the Company's office and at the regional office of the Securities and Exchange Commission and the office of the Financial Industry Regulatory Authority (FINRA).